                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            ADVANCE PARADIGM, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  007491103
                          -------------------------
                                (CUSIP Number)

                                Not Applicable
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

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                           5   SOLE VOTING POWER
   NUMBER OF                    10,000 SHARES OF COMMON STOCK
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                    0 SHARES OF COMMON STOCK
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    10,000 SHARES OF COMMON STOCK
      WITH
                           8  SHARED DISPOSITIVE POWER
                                0 SHARES OF COMMON STOCK


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.1%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO. 007491103

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
     C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY
     E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0 SHARES OF COMMON STOCK
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0 SHARES OF COMMON STOCK
      WITH
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
     C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
                               0 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE
                               OF WARRANT)
   NUMBER OF
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
     EACH
   REPORTING               7   SOLE DISPOSITIVE POWER
    PERSON                     0 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE
     WITH                      OF WARRANT)

                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

                                                               Page 5 of 9 Pages

Item 1(a). Name of Issuer:

          Advance Paradigm, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

          545 East John Carpenter Freeway
          Suite 1900
          Irving, TX 75062

Item 2(a).  Name of Person Filing:

     (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

     (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

     (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901.

Item 2(b).  Address of Principal Business Office or,
                   if none, Residence:

      (i)         J. H. Whitney & Co.
                  177 Broad Street
                  Stamford, CT  06901

      (ii)        Whitney 1990 Equity Fund, L.P.
                  177 Broad Street
                  Stamford, CT 06901

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                                                               Page 6 of 9 Pages

     (iii)    Whitney Subordinated Debt Fund, L.P.
              177 Broad Street
              Stamford, CT  06901

Item 2(c).  Citizenship:

     (i) J.H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

     (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

     (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d). Title of Class of Securities:

     Common Stock.

Item 2(e). CUSIP Number:

     007491103

Item 3.

     Inapplicable.

Item 4.  Ownership:

     The following information is provided as of December 31, 1998:

     (a)  Amount Beneficially Owned:

          (i)  J. H. Whitney & Co. is the beneficial owner of 10,000 shares.(1)

--------

(1) The figure for the amount beneficially owned by each of J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. does not include 10,000 shares issuable upon the exercise of options held by Jeffrey R. Jay, as to which shares J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim beneficial ownership. J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of

                                                                  (continued...)

                                                               Page 7 of 9 Pages

          (ii) Whitney 1990 Equity Fund, L.P. is the beneficial owner of 0 shares.(1)

          (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 0 shares.(1)

     (b)  Percent of Class:

               0.1% for J. H. Whitney & Co.; 0.0% for Whitney 1990 Equity Fund, L.P.; and 0.0% for Whitney Subordinated Debt Fund, L.P.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               10,000 shares for J. H. Whitney & Co.; 0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

          (ii) shared power to vote or to direct the vote:

               0 shares for J. H. Whitney & Co.; 0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

          (iii) sole power to dispose or to direct the disposition of:

               10,000 shares for J. H. Whitney & Co.; 0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

          (iv) shared power to dispose or to direct the disposition of:

               0 shares for J. H. Whitney & Co.; 0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.


--------

(1)  (...continued)
            Common Stock owned by the others.

                                                               Page 8 of 9 Pages

Item 5.   Ownership of Five Percent or Less of a Class:

         As of the date hereof, the reporting persons are not the beneficial owners of more than five percent of the issuer's Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
              Group:

         Inapplicable.

Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.

                                                               Page 9 of 9 Pages

     After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1999

                                            J. H. WHITNEY & CO.

                                            By: /s/ Daniel J. O'Brien
                                               ---------------------------------
                                                    Daniel J. O'Brien
                                                    General Partner

                                            WHITNEY 1990 EQUITY FUND, L.P.

                                            By: /s/ Daniel J. O'Brien
                                               ---------------------------------
                                                    Daniel J. O'Brien
                                                    General Partner

                                            WHITNEY SUBORDINATED DEBT FUND, L.P.

                                            By: /s/ Daniel J. O'Brien
                                               ---------------------------------
                                                    Daniel J. O'Brien
                                                    General Partner